EXHIBIT 4.5(b)

EXECUTION COPY

2ND AMENDMENT TO
SECOND AMENDED & RESTATED
DEVELOPMENT SERVICES AGREEMENT

THIS 2ND AMENDMENT TO SECOND AMENDED & RESTATED DEVELOPMENT SERVICES AGREEMENT (the “Agreement”) is made as of the 21st day of December, 2004, by and among the Stockbridge-Munsee Band of Mohican Indians of Wisconsin, a federally recognized Indian tribe (hereafter referred to as the “Tribe”), the Stockbridge-Munsee Tribal Gaming Authority, an instrumentality of the Tribe, (hereinafter referred to as the “Authority”), Trading Cove New York, LLC, a Delaware limited liability company (hereinafter referred to as the “Developer”), Kerzner International North America, Inc., (formerly Sun International North America, Inc.) a Delaware corporation (hereinafter referred to as “KINA”) and Waterford Gaming Group, LLC, a Delaware limited liability company (hereinafter referred to as “Waterford”).  KINA and Waterford are hereinafter collectively referred to as the “Developer Guarantors.”

WHEREAS, the Tribe, the Authority, the Developer and the Developer Guarantors entered into a Second Amended & Restated Development Services Agreement dated February 6, 2002, which agreement was amended pursuant to an Amendment to Second Amended & Restated Development Services Agreement dated October 19, 2004 (collectively, the “Second Amended Agreement”); and

WHEREAS, on December 7, 2004 the Tribe and the State of New York (“New York”) have entered into a settlement agreement, a copy of which is attached hereto and made a part hereof as Exhibit “A” (the “Settlement Agreement”), pursuant to which the Tribe has agreed to settle the Land Claim in accordance with the terms and conditions set forth in the Settlement Agreement; and

WHEREAS, Section II (A)(3)(k) of the Settlement Agreement provides, inter alia, that the Federal Settlement Legislation to be enacted to implement its terms shall provide that the Tribe will be substituted as a defendant in place of the United States in any action by another Indian tribe claiming that the Federal Settlement Legislation resulted in a taking of its property rights under the Fifth Amendment, United States Constitution, to land or natural resources or claims thereto, that are the subject of the claims asserted in the action now pending in the Untied States District Court for the Northern District of New York entitled Stockbridge-Munsee Community vs. The State of New York, (Civil Action 86-CV-1140); and that, under the terms of the Settlement Agreement, the Federal Settlement Legislation must provide that the aggregate of damages awarded in such actions, if any, not exceed the sum of Thirty Five Million ($35,000,000) dollars, and that any recovery by the Oneida Indian Nation of New York (the “Nation”) be offset by the value of benefits received by the Nation pursuant to the Federal Settlement Legislation; and further that any such damages award may be paid out over a period not to exceed ten (10) years.

WHEREAS, Section II (A)(3)(j) of the Settlement Agreement provides, inter alia, that the Federal Settlement Legislation to be enacted to implement its terms shall provide that the Tribe and the Oneida Indian Tribe of Wisconsin will be substituted as defendants in place of the United States in any action by another Indian tribe claiming that the Federal Settlement Legislation resulted in a taking of its property rights under the Fifth Amendment, United States Constitution, to the land or natural resources, or claims thereto, that are the subject of the claims asserted in the action now pending in the United States District Court for the Northern District of New York entitled Oneida Nation of New York, et al., v. State of New York, et al. (Civil Action No. 74-CV-187); and that, under the terms of the Settlement Agreement, the Federal Settlement Legislation must provide that any damages awarded in any such action by the Oneida Indian Nation of New York (the “Nation”) not exceed the sum of approximately Eighty-Four Million ($84,000,000) dollars (based on a projected total value of the Oneida Land Claim of $1.2 billion, which value will be finally determined by Congress, where the Nation shares in the total award based on the ratio of its population to the total population of plaintiff Oneida Tribes in the United States, or approximately seven percent (7%)); and that any recovery by the Oneida Indian Nation of New York (the “Nation”) be offset by the value of benefits received by the Nation pursuant to the Federal Settlement Legislation; and that the Tribe and the Oneida Indian Tribe of Wisconsin shall share any liability to all claimant Indian tribes that are found eligible to recover according to the following formula:  seventy percent (70%) by the Tribe and thirty percent (30%) by the Oneida Indian Tribe of Wisconsin; and further that any such damages award(s) may be paid out over a period not to exceed ten (10) years.

WHEREAS, pursuant to Article IX, Section C of the Settlement Agreement, the Tribe’s obligation to pay any NY Litigation Liability shall be solely satisfied from revenues generated in New York; and

WHEREAS, the parties desire to enter into this Agreement in order for Developer to assist the Tribe with payment of the NY Litigation Liability, if any, as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and promises herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.             Section 6.4 is amended by adding the following new subsection (c):

“(c) In the event the Tribe incurs a liability pursuant to and in accordance with the terms and conditions of Article II, Section (A)(3)(j) and (k) of the Settlement Agreement entered into between the Tribe and the State of New York dated December 7, 2004 (the “Settlement Agreement”), and the Tribe makes a payment to satisfy the liability in accordance with the provisions of those sections and Article IX, Section (C) of said Settlement Agreement, Developer agrees to reimburse the Tribe in an amount equal to twenty percent (20%) of the payments actually made by the Tribe.  Amounts payable by Developer to the Tribe under this Section 6.4(c) shall only be made through a deduction by the Tribe from Developer Fees due and owing Developer, shall be paid over a period not to exceed 10 years consistent with the payment schedule established by the Tribe to satisfy the Settlement Agreement liabilities, if any, and shall not be reimbursable to Developer from the proceeds of financing or otherwise.”

2.             All other terms and conditions of the Second Amended Agreement shall remain in full force and effect and are hereby ratified by the parties.

IN WITNESS WHEREOF, the Tribe, the Authority, the Developer and the Developer Guarantors have executed this Agreement on and as of the date first written above.

THE TRIBE

STOCKBRIDGE-MUNSEE BAND
OF MOHICAN INDIANS

By:	/s/Robert Chicks
Name: Robert Chicks
Its: Tribal Council President

THE AUTHORITY

STOCKBRIDGE-MUNSEE TRIBAL
GAMING AUTHORITY

By:	/s/Robert Chicks
Name: Robert Chicks
Its: Chairperson

(Signatures continued on next page)

DEVELOPER:

TRADING COVE NEW YORK, LLC

By:	Waterford Development New York, LLC Member

By:	/s/Len Wolman
Name: Len Wolman
Its: Chief Executive Officer

By:	Kerzner New York,
Inc. (formerly Sun
Cove New York, Inc.)
Member

By:	/s/William C. Murtha
Name: William C. Murtha
Its: Senior Vice President & Secretary

DEVELOPER GUARANTORS:

KERZNER INTERNATIONAL NORTH
AMERICA, INC.

By:	/s/William C. Murtha
Name: William C. Murtha
Its: Senior Vice President
& Corporate Counsel

WATERFORD GAMING GROUP, LLC

By:	/s/Len Wolman
Name: Len Wolman
Its: Chief Executive Officer